SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)
KIMBER RESOURCES INC.
(Name of Issuer)
Common Shares, no par value

49435N101
(Title of class of securities)

(CUSIP number)
James J. Puplava
10801 Thornmint Road, Suite 100
San Diego, CA 92127
 (858) 487 - 3939
(Name, address and telephone number of person
authorized to receive notices and communications)
                                                       October 30, 2006
(Date of event which requires filing of this statement)If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
 schedule because of Rule 13d-1(b)(3) or (4), check the following box   [_].
Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the
 Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
(Continued on following page(s))
(Page 1 of 8 Pages)
CUSIP No. 49435N101
13D
Page 2 of 8 Pages

1
NAME OF REPORTING PERSON:  . James J. Puplava
S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON:   ____________**
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [x]
(b) [_]
3
SEC USE ONLY
4
SOURCE OF FUNDS:  PF; AF
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e):
[_]
6
CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
NUMBER OF
SHARES
7
SOLE VOTING POWER
 1,352,614
BENEFICIALLY
OWNED BY
8
SHARED VOTING POWER
3,183,586:
EACH
REPORTING
9
SOLE DISPOSITIVE POWER:
	0
PERSON WITH
10
SHARED DISPOSITIVE POWER
5,076,100:
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY
REPORTING PERSON:
5,076,100
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
[_]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	8.5%
10.7%
14
TYPE OF REPORTING PERSON: IN
CUSIP No. 49435N101
13D
Page 3 of 8 Pages

1
NAME OF REPORTING PERSON:  .Mary Puplava
S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON:  **
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [x]
(b) [_]
3
SEC USE ONLY
4
SOURCE OF FUNDS:  PF; AF,
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e):
[_]
6
CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
NUMBER OF
SHARES
7
SOLE VOTING POWER:	539,900
BENEFICIALLY
OWNED BY
8
SHARED VOTING POWER:	3,183,586
EACH
REPORTING
9
SOLE DISPOSITIVE POWER:	0
PERSON WITH
10
SHARED DISPOSITIVE POWER:	5,076,100
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY
REPORTING PERSON:	5,076,100
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
[_]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	10.7%
14
TYPE OF REPORTING PERSON: INCUSIP No. 49435N101
13D
Page 4 of 8 Pages

1
NAME OF REPORTING PERSON:  Puplava Financial Services, Inc.
S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON:  **
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [x]
(b) [_]
3
SEC USE ONLY
4
SOURCE OF FUNDS:  WC
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e):
[_]
6
CITIZENSHIP OR PLACE OF ORGANIZATION:  California
NUMBER OF
SHARES
7
SOLE VOTING POWER:	2,495,800
BENEFICIALLY
OWNED BY
8
SHARED VOTING POWER:	576,900
EACH
REPORTING
9
SOLE DISPOSITIVE POWER:	2,495,800
PERSON WITH
10
SHARED DISPOSITIVE POWER:	576,900
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY
REPORTING PERSON:	 3,072,700
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
[_]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	6.5%
14
TYPE OF REPORTING PERSON:COCUSIP No. 49435N101
13D
Page 5 of 8 Pages

1
NAME OF REPORTING PERSON:  .Puplava Securities, Inc.
S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON:
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [x]
(b) [_]
3
SEC USE ONLY
4
SOURCE OF FUNDS:  WC
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e):
[_]
6
CITIZENSHIP OR PLACE OF ORGANIZATION: California
NUMBER OF
SHARES
7
SOLE VOTING POWER:

BENEFICIALLY
OWNED BY
8
SHARED VOTING POWER: 576,900
EACH
REPORTING
9
SOLE DISPOSITIVE POWER:

PERSON WITH
10
SHARED DISPOSITIVE POWER:  576,900
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY
REPORTING PERSON:  576,900
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
[_]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
1.2%
14
TYPE OF REPORTING PERSON: BD




CUSIP No. 49435N101
13D
Page 6 of 8 Pages

1
NAME OF REPORTING PERSON:  Puplava Family Trust
S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON:  _________________
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [x]
(b) [_]
3
SEC USE ONLY
4
SOURCE OF FUNDS:   AF
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 PURSUANT TO ITEM 2(d) OR 2(e):
[_]
6
CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
NUMBER OF
SHARES
7
SOLE VOTING POWER:
110,896
BENEFICIALLY
OWNED BY
8
SHARED VOTING POWER:
0
EACH
REPORTING
9
SOLE DISPOSITIVE POWER:
110,896
PERSON WITH
10
SHARED DISPOSITIVE POWER:
0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY
REPORTING PERSON:
110,896
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
[_]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
0.2%
14
TYPE OF REPORTING PERSON: OOThis Amendment No. 2 (Amendment No. 2) amends and supplements the Statement on Schedule 13D dated September 26, 2006, as amended by Amendment No. 1 (the Statement) relating to the common shares, no par value (the Shares), of Kimber Resources Inc., a British
 Columbia corporation (the Company), and is filed by and on behalf of the undersigned reporting persons (collectively, the Reporting Persons).
Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 4.	PURPOSE OF TRANSACTION

      (d)	At a board of directors meeting held October 30, 2006, Michael Hoole resigned as a director of the Company to facilitate an agreement with the
 Reporting Persons enabling the Company to avoid a proxy contest.
Larry Bell was appointed as a director of the Company to replace Mr. Hoole for a term ending at the annual general meeting in 2007.  Dr. Leanne
 Baker was also appointed by the board of directors as the seventh director of the Company.  Dr. Bakers term will end at the 2006 annual general meeting, which is scheduled to be held in December.

      In addition, the board of directors has approved the nominations of Stephen Quin and Dr. Keith Barron for election at the 2006 annual general meeting of shareholders as independent directors to replace Clifford Grandison and Luard Manning whose terms of office will expire at the meeting. Dr. Baker will also be nominated for election at the 2006 annual general meeting.

      The Reporting Persons have agreed to withdraw their requisition for a shareholders meeting and not to proceed with a proxy contest.

      (g)	Because the Reporting Persons have agreed to withdraw their
 requisition for a shareholders meeting, they will not be soliciting proxies to amend the Companys Articles at the 2006 general annual meeting of shareholders.



SIGNATURES

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated:  October 31, 2006



s/James J. Puplava
James J. Puplava


s/Mary Best Puplava
Mary Best Puplava


Puplava Financial Services, Inc.


By:   s/James J. Puplava
	James J. Puplava, President


Puplava Securities, Inc.


By:   s/James J. Puplava
	James J. Puplava, President


s/James Joseph Puplava
James Joseph Puplava, Trustee
Puplava Family Trust


s/Mary Best Puplava
Mary Best Puplava, Trustee
Puplava Family Trust





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